April 15, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Woody

Re:	Host Hotels & Resorts, Inc.

Form 10-K for the year ended December 31, 2008

File Number: 001-14625

Host Hotels & Resorts, L.P.

Form 10-K for the year ended December 31, 2008

File Number: 333-55807

Dear Mr. Woody:

On behalf of Host Hotels & Resorts, Inc. (“Host”) and Host Hotels & Resorts, L.P., for which Host acts as sole general partner (collectively, “Registrant”), we are submitting this letter in response to the comment of staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Forms 10-K referenced above as set forth in each of its letters dated April 1, 2009. For your convenience, we have set forth the Staff’s original comment immediately preceding our response.

Host Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Policies – Impairment Testing, page 68

Host Hotels & Resorts, L.P. Form 10-K for fiscal year ended December 31, 2008

Critical Accounting Policies – Impairment Testing, page 66

Comment

1.

You have disclosed in your filing that the majority of your hotels are classified as luxury or upper-upscale hotels and that this segment of the hotel industry appears to be most vulnerable to a severe recession as consumers and commercial parties look to save money. You have further disclosed in your 2009 outlook on page 45 [for Host, page 44 for Host Hotels & Resorts, L.P.] that you believe that the economic slowdown will significantly affect both the group and transient elements of your business and that the 2008 RevPAR decreased from the prior year across

Securities and Exchange Commission

Attention: Mr. Kevin Woody

April 15, 2009

all of your property types with the most significant decline of 17.1% at your Hawaiian properties. Explain to us and clarify in this filing how this severe recession has impacted your impairment analysis under SFAS 144 and the related assumptions used in determining future cash flows from your properties. Finally, please specifically address the Hawaiian properties in your response as these properties have experienced significant declines in RevPAR and a couple of the Hawaiian properties were noted to have been acquired as recently as 2003.

Response

Consistent with the guidance in paragraph 8 of Statement of Financial Accounting Standards No. 144 (SFAS 144), Registrant analyzes its assets for impairment when events or circumstances occur that indicate the carrying amount may not be recoverable. As part of this process, Registrant utilizes a two-step analysis to determine whether a trigger event (within the meaning of paragraph 8 of SFAS 144) has occurred with respect to cash flow of, or a significant adverse change in business climate for, its hotel properties. Registrant first reviews all of its hotels to determine any property whose cash flow or operating performance significantly underperformed the annual budgeted amounts for such hotel property, which Registrant has set as a shortfall against budget of 15% or greater. In recession years, such as 2008 where the economy deteriorated throughout the year, it is not uncommon for a significant number of properties to be identified through this initial screening test. For 2008, 54 of Registrant’s 116 properties, or 45% of Registrant’s portfolio, were identified through the 15% cash flow analysis.

In order to determine whether a trigger event has occurred with respect to a property that was identified through the 15% analysis described above, Registrant then applied a second analysis to estimate the expected future cash flows to identify any property whose carrying amount potentially exceeded the recoverable value. In performing this analysis, Registrant made the following assumptions:

•	a growth rate to the property’s projected 2008 cash flow of 2.5%,

•	a useful life based on the remaining useful life of the asset, which represents GAAP depreciable life (except under certain conditions described below), and

•	a capitalization rate of 10% on the expected final year cash flow to determine residual value.

Registrant believes these are conservative estimates in determining the recoverable amount for the hotels. In response to the decline in the economic environment during 2008, and its effect on the lodging industry, Registrant reduced the annual growth rate that it assumed in estimating future cash flows to 2.5% from the range

Securities and Exchange Commission

Attention: Mr. Kevin Woody

April 15, 2009

of 3% to 3.5% that Registrant has historically used for such estimates. Additionally, as a long-term holder of assets, Registrant believes that utilizing the GAAP depreciable life is conservative, particularly given the physical condition of the assets. Registrant has, over time, made significant investments in its hotels, including the completion of $1.8 billion in capital expenditures over the past three years. In addition, Registrant has reduced its estimated annual cash flows to reflect the deduction of approximately 5% of revenues for furniture, fixtures and capital expenditures. Please note that the Registrant does have properties that are approaching the end of their GAAP depreciable life, and Registrant will re-evaluate the appropriate useful life for those properties in the future. The Registrant also utilized a conservative capitalization rate of 10%, which reflected the high end of the capitalization rate for its hotel portfolio. Fifty-two of the 54 properties passed this analysis. For the two remaining hotels, their identification represented a triggering event, indicating a possible change in the business climate that could affect the property’s value (an example of a change in circumstance contemplated by paragraph 8(c) of SFAS 144).

In addition to the above analysis, at a minimum, on a quarterly basis, senior management meets with its asset management and acquisition and disposition groups to discuss hotel operating results and trends on an individual property basis, as well as the status of any asset disposition efforts. These discussions assist management in identifying any further triggering events, which would include:

•

any hotel property with a cash flow or operating loss in the year, which the Registrant views as a possible indicator for continuing losses associated with the hotel property (an example of a change in circumstances contemplated by paragraph 8(e) of SFAS 144);

•	any hotel property that has been identified as more likely than not to be disposed of prior to the end of its useful life, as contemplated by paragraph 8(f) of SFAS 144; and

•	other events that could result in a significant adverse change in the business climate or legal factors for a hotel property, such as the termination of a ground lease.

For any hotel property for which a trigger event has occurred (either based on our two-part trigger analysis or due to meeting the above criteria), Registrant tests whether its carrying amount is not recoverable because such carrying amount exceeds the sum of the undiscounted cash flows expected over its remaining useful life and upon its eventual disposition. When testing the recoverability for a property, in accordance with paragraphs 16 through 19 of SFAS 144, Registrant uses estimates of future cash flows associated with the property over its useful life and from its eventual disposition. In estimating these future cash flows for a particular hotel property, Registrant incorporates

Securities and Exchange Commission

Attention: Mr. Kevin Woody

April 15, 2009

its own assumptions about its use of the hotel property as required by paragraph 17 of SFAS 144. To the extent that a property has a substantial estimated remaining useful life and management does not believe that it is more likely than not that the property will be disposed of prior to the end of its useful life, it would be unusual for estimates of undiscounted cash flows, even after considering reductions for current economic conditions, to be insufficient to recover the property’s carrying value and to require an impairment to be recorded. In the event that the carrying amount of any of our hotels is not recoverable, Registrant recognizes an impairment loss to the extent that such carrying amount on the date tested exceeds its fair value. Based on the two-step analysis described above, Registrant identified two properties for impairment testing. Of the two properties identified, one of the properties was the only property in Registrant’s 116 hotel portfolio that had negative cash flow in the current period. Consistent with paragraph 17 of SFAS 144, the estimated future cash flows used to test recoverability of the hotel’s carrying amount reflected its rebranding to a different hotel brand. This property was subjected to a probability-weighted cash flow analysis as described in Appendix A to SFAS 144. In this analysis, Registrant completed a detailed review of the property and market conditions and future prospects, which incorporates specific detailed cash flow and capitalization rate assumptions over the remaining useful life of the property, including the probability that the property will be sold. Based on the results of this analysis, Registrant determined that its investment in the property was recoverable despite the current negative cash flow. Therefore, no impairment was identified. For the second hotel that was identified, the Registrant received two bids from third parties that significantly exceeded the carrying value. Accordingly, no impairment was recognized. These two properties were the only two properties that had negative cash flow budgeted for 2009, which we considered in our analysis of recoverability.

Lastly, in December 2008, Registrant decided to decline to exercise its option to extend the ground lease related to one of its hotel properties. As a result of this decision, Registrant intends to dispose of this hotel property on December 31, 2009, before the end of its previously estimated useful life. Accordingly, pursuant to paragraph 8(f) of SFAS 144, Registrant tested the recoverability of the carrying amount of this hotel property using the methodology described above and recognized an impairment loss on such hotel property of $3 million. The impairment charge was included in depreciation expense and is disclosed on page 90 of Host’s Form 10-K and on page 87 of the Form 10-K for Host Hotels & Resorts, L.P.

Hawaiian Properties

Among the 54 hotel properties identified by Registrant as having underperformed in 2008 (based on the 15% cash flow analysis) were the Fairmont Kea Lani and the Hyatt Regency Maui Resort & Spa. In assessing the estimated future cash flows from each of these properties, Registrant incorporated the assumptions concerning cash flow growth described above, and noted that the recoverable value of the properties substantially

Securities and Exchange Commission

Attention: Mr. Kevin Woody

April 15, 2009

exceeded their carrying amounts. Therefore, no trigger event occurred with respect to either of these properties. In making this determination with respect to its two Hawaiian hotel properties, Registrant considered all available evidence, including the factors described below.

Registrant believes that the significant decline in revenues per available room, or RevPAR, at these Hawaiian properties is of a cyclical nature. While demand in Hawaii has been affected both by the recession and the temporary reduction in airline service to Hawaii, it remains a preeminent leisure destination, particularly for the continental United States. Even with the substantial decline in RevPAR in 2008, the 2008 RevPAR for the Fairmont Kea Lani and the Hyatt Regency Maui Resort & Spa were still over 11% and 8%, respectively, higher than the 2004 RevPAR. Additionally, there are significant barriers to entry for new supply in Hawaii due to high construction costs, strict state regulation on development, and limited availability of beachfront property. Registrant believes that restrictions on new supply and historical post-recession increases in demand should create growth in revenues and operating cash flows for these properties well in excess of the 2.5% growth rate discussed above. These hotels represent strategic acquisitions and are considered by management to be core assets, which it intends to hold for the remainder of their useful lives.

Supplementally, Registrant advises the Staff that, on March 25, 2009, Registrant identified for possible sale several hotel properties and discussed the potential sale of such properties with its Board of Directors. As a result, Registrant’s current expectation is that these properties may be sold or disposed of before the end of their respective previously-estimated useful lives. Management is currently evaluating whether this change in circumstance with respect to these hotel properties will require recognition of any impairment loss in the first quarter.

Registrant hereby confirms acknowledgement of the fact that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Attention: Mr. Kevin Woody

April 15, 2009

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (240) 744-5410.

Very truly yours,

/s/ Larry K. Harvey
Larry K. Harvey
Executive Vice President,
Chief Financial Officer and Treasurer
Host Hotels & Resorts, Inc.
(on behalf of itself, and in its capacity as general partner of Host Hotels & Resorts, L.P.)

cc:	Elizabeth A. Abdoo, Esq.

Brian G. Macnamara

Host Hotels & Resorts, Inc.

Scott C. Herlihy, Esq.

Latham & Watkins, LLP

Howard Efron

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission